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SEC
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FEB 28 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRATEGIC POINT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

294 West Exchange Street
(No. and Street)

PROVIDENCE	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Felice 401-273-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrea Felice, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Strategic Point Securities, LLC as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Andrea Felice
Signature

CFO / FINOP
Title

Subscribed and sworn to before me this
24th day of February, 2017

Notary Public

Commission expires 10/5/18

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Loss
- (x) (d) Statement of Cash Flows
- (x) (e) Statement of Changes in Member's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- (x) (l) An Oath or Affirmation
- ( ) (m) A Copy of the Securities Investor Protection Corporation Supplemental Report (bound under separate cover)
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (x) (o) Exemption Report
- (x) (p) Report of Independent Registered Public Accounting Firm

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Strategic Point Securities, LLC

We have audited the accompanying statement of financial condition of Strategic Point Securities, LLC as of December 31, 2016, and the related statements of loss, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Strategic Point Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Point Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the accompanying financial statements, the entity for whom the Company performs brokerage services has made a determination to enter into an arrangement with a new custodian and to obtain brokerage services from an affiliate of the new custodian. At some point in 2017, the Company will no longer be providing brokerage services and will not have any other revenue-generating activities. Our opinion is not modified with respect to this matter.

The supplemental information contained in the schedules on pages 10- 11 has been subjected to audit procedures performed in conjunction with the audit of Strategic Point Securities, LLC's financial statements. The supplemental information is the responsibility of Strategic Point Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Providence, Rhode Island
February 24, 2017

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF FI SERVICES HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	182,593
Deposit with clearing broker-dealer		25,000
Prepaid expenses		18,788
Due from affiliates		56,985
	$	283,366

LIABILITY AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	16,092
Commitment (Note 2)		
Member's equity		267,274
	$	283,366

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF FI SERVICES HOLDINGS, LLC)

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2016

Revenues:		
Commissions	$	156,685
12b-1 fees		333,958
Interest income		988
		491,631
Expenses:		
Allocated employee compensation and benefits		193,680
Clearing expenses		61,692
Overhead charges		17,427
Amortization of intangible assets		18,571
Impairment of goodwill		190,995
Professional fees		57,991
Other operating expenses		21,009
		561,365
Net Loss	$	(69,734)

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF FI SERVICES HOLDINGS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

Balance, beginning of year	$	337,008
Net loss		(69,734)
Balance, end of year	$	267,274

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF FI SERVICES HOLDINGS, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net loss	$ (69,734)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Amortization	18,571
Impairment loss on goodwill	190,995
Increase in:	
Prepaid expenses	8
Due from affiliates	(79,538)
Accounts payable	3,126
Net cash provided by operating activities	63,428
Net increase in cash and cash equivalents	63,428
Cash and cash equivalents, beginning of year	119,165
Cash and cash equivalents, end of year	$ 182,593

See notes to financial statements.

1. Organization and summary of significant accounting policies:

Strategic Point Securities, LLC (the Company) is a wholly-owned subsidiary of FI Services Holdings, LLC (formally known as Strategic Point Holdings, LLC; the Member). The Member is a wholly-owned subsidiary of Focus Operating, LLC, which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage services to customers of Strategic Point Investment Advisors, LLC, a subsidiary of the Member operating as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to affluent and emerging affluent individuals, employee benefit plans, and corporate and nonprofit entities, located principally in Rhode Island.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

In December 2016, the Member of Strategic Point Investment Advisors, LLC made a determination to enter into an arrangement with a new custodian and to obtain brokerage services from an affiliate of the new custodian. Strategic Point Investment Advisors, LLC anticipates completing the transition to the new custodian and clearing broker in 2017. As a result, at some point in 2017 the Company will no longer be providing brokerage services to Strategic Point Investment Advisors, LLC or others and will not have any other revenue generating activities.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2016, the Company had $107,312 of cash equivalents, consisting of money market mutual funds which are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The fair value is determined using Level 1 inputs, under FASB ASC 820 *Fair Value Measurements,* and is transacted based on quoted market prices.

Goodwill and intangible assets:

Goodwill is tested at least annually for impairment, and is tested for impairment more frequently if events and circumstances (for example, financial losses and adverse business conditions) indicate that it might be impaired. A two-step impairment test is performed on goodwill. In the first step, the Company compares its fair value to the carrying value of its net assets. Fair value is determined using a discounted cash flow approach. Under this approach, management uses certain assumptions in its discounted cash flow analysis. These assumptions include but are not limited to: a risk adjusted rate that is estimated to be commensurate with the risk associated with the underlying cash flows, cash flow trends from prior periods, current-period cash flow, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

If the Company's fair value exceeds the carrying value of its net assets, no further testing is performed. If the carrying value exceeds the fair value, then the Company performs the second step in order to determine the implied fair value of goodwill and compares it to the carrying value of goodwill for impairment loss assessment.

As a result of Strategic Point Investment Advisors, LLC's determination in December 2016 to enter into an arrangement with a new custodian and to obtain brokerage services from an affiliate of the new custodian, rather than obtaining brokerage services from the Company, management determined that the Company's goodwill was fully impaired as of December 31, 2016. Accordingly, the Company recorded an impairment loss of $190,995 related to goodwill. The valuation methodology used to measure goodwill at fair value on a nonrecurring basis used Level 3 inputs that were unobservable and significant inputs under FASB ASC 820 *Fair Value Measurements.*

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for customer lists and was previously using a 20-year estimated useful life for trademarks. Customer lists were fully amortized during the year ended December 31, 2016. During 2016 the Company decided to cease using existing trademarks and accelerated the amortization to fully amortize the remaining trademark costs during the year ended December 31, 2016.

1. Organization and summary of significant accounting policies (continued):

Securities transactions:

The Company buys and sells securities for customers of a subsidiary of the Member by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur. 12b-1 distribution fees based on a percentage of a mutual fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recorded when earned.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

Liability of the Member:

The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Act.

Recent accounting pronouncement:

Effective for the year ending December 31, 2018, the Company will adopt the provisions of ASU 2014-09, "*Revenue from Contracts with Customers*," which will replace the current revenue recognition guidance pertaining to contracts with customers contained in accounting principles generally accepted in the United States of America. The effect of adopting ASU 2014-09 on the Company's financial statements has not yet been determined.

2. Related party transaction:

The Company maintains an expense-sharing agreement with its Member under which the Company is required to reimburse the Member for its allocable share of expenses, including management fees payable under a contractual arrangement entered into by the Member and Focus, as determined by the Member. For the year ended December 31, 2016, the Member allocated $230,353 of expenses to the Company. Amounts allocated by the Member and charged to the Company have been classified in the accompanying statement of loss based on their natural classification.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $189,355, which was $139,355 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Intangible assets and goodwill:

Intangible assets consist of the following:

	Net carrying amount	Gross carrying amount	Accumulated amortization
Customer lists	$ 0	$ 281,189	$ 281,189
Trademarks	0	22,045	22,045
Total	$ 0	$ 303,234	$ 303,234

Goodwill at December 31, 2015 totaling $190,995 has been reduced to zero at December 31, 2016 as a result of the recognition of an impairment loss (see note 1).

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF FI SERVICES HOLDINGS, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2016

Net capital:	
Total member's equity and total qualified for net capital	$ 267,274
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	18,788
Due from affiliates	56,985
Total deductions and/or charges	75,773
Net capital before haircuts on money market funds	191,501
Haircuts on money market funds	2,146
Net capital	$ 189,355
Aggregate indebtedness:	
Accounts payable	5,010
Accrued expenses	11,082
Total aggregate indebtedness	$ 16,092
Minimum net capital required (greater of $50,000 or 6.66% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 139,355
Excess net capital at 1,000 percent	$ 189,339
Ratio, aggregate indebtedness to net capital	.08 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF FI SERVICES HOLDINGS, LLC)

SCHEDULE II

STATEMENT OF EXEMPT STATUS

DECEMBER 31, 2016

Strategic Point Securities, LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act). The Company is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Act. The Company clears all transactions on behalf of a customer on a fully disclosed basis with a clearing broker-dealer, promptly transmits all customer funds and securities to the clearing broker-dealer, and the clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records. The Company is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

Strategic Point Securities, LLC
Exemption Report

Strategic Point Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Strategic Point Securities, LLC

I, Andrea Felice, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Andrea Felice

Title: CFO / FinOp

Date: 2/24/17

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Strategic Point Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Strategic Point Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Strategic Point Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Strategic Point Securities, LLC stated that Strategic Point Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Strategic Point Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Strategic Point Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Providence, Rhode Island
February 24, 2017

CITRIN COOPERMAN & COMPANY, LLP
10 WEYBOSSET STREET, SUITE 700 PROVIDENCE, RI 02903 | TEL 401.421.4800 | FAX 401.421.0643 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2016